UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 30, 2009

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation*)	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Suite 200
Houston, Texas
(Address of principal executive offices)

77067
(Zip Code)

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 1, 2009, ExpressJet Holdings, Inc. (the "Company") announced that Jim Ream, President and Chief Executive Officer, will be retiring from the Company effective January 1, 2010. The Company also announced that the board of directors of the Company appointed T. Patrick Kelly, a current member of the board, to serve as interim Chief Executive Officer of the Company effective January 4, 2010.

Mr. Kelly, 52, has served as a member of the board of directors and on the Audit Committee and Nominations and Corporate Governance Committee for the past two years. Mr. Kelly previously served as the Chief Financial Officer of Vignette Inc., a software company, from July 2006 to July 2009. Prior to that, he was the Director of Global Facilities Planning for Dell Inc., a computer manufacturing company, from February 2005 to June 2006 and self-employed from July 2004 to February 2005. From 1998 to 2004, Mr. Kelly served as Chief Financial Officer of Trilogy Software.

There are no arrangements or understandings between Mr. Kelly and the Company or any other persons pursuant to which Mr. Kelly was selected as an officer. Mr. Kelly does not have a family relationship with any director or executive officer of the Company. There are no relationships or related transactions between Mr. Kelly and the Company of the type required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Once finalized, Mr. Kelly's compensation package will be provided in an amendment to this Current Report on Form 8-K within four business days after the information becomes available.

8.01 Other Events.

On December 1, 2009, the Company issued a press release announcing the retirement of Mr. Ream and the appointment of Mr. Kelly as interim Chief Executive Officer. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No. Description

99.1 Press Release, dated December 1, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: December 4, 2009

/s/ Phung Ngo-Burns
Phung Ngo-Burns
Vice - President and Chief Financial Officer

EXHIBIT INDEX

99.1   Press Release